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July 22, 2020

Filed via EDGAR

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:      Franklin Templeton Trust (the “Trust”)
(File Nos. 811-23471; 333-233596)

Dear Ms. Rossotto:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that you provided with regard to the Trust’s first pre-effective amendment to the registration statement on Form N-1A (the “Registration Statement”), relating to the registration of the Franklin OnChain U.S. Government Money Fund (formerly, Franklin Tokenized U.S. Government Money Fund) (the “Fund”), a series of the Trust.  The Registration Statement was filed with the Commission on March 25, 2020 under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”).

Below we have provided your comments (in bold) and the Trust’s response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

General

1.              Comment:       We note that the COVID-19 pandemic has disrupted, and is expected to continue to disrupt, markets.  Please consider whether the Fund’s disclosures, including its risk disclosures, should be revised based on how these events may affect the Fund.  If the Fund believes that no additional disclosures are warranted, please explain supplementally why not.

Ms. Karen Rossotto U.S. Securities and Exchange Commission July 22, 2020 Page 2

Response:              The Fund has added disclosure with respect to COVID-19 in the Fund’s prospectus.

2.              Comment:       Until such time as the ownership of the Fund’s shares are maintained and recorded primarily on the Stellar network (or another blockchain), we believe the Fund’s name is misleading under Section 35(d) of the 1940 Act.  Please change the Fund’s name.

Response:              The Fund’s name has been changed to “Franklin OnChain U.S. Government Money Fund”.  The new name will be reflected in the next amendment filing and on EDGAR.

Summary Prospectus – Fund Summary – Purchase and Sale of Fund Shares

3.              Comment:       Please revise the disclosure to clarify the party that will be responsible for paying the fees related to the App or the Stellar network.  If appropriate and in accordance with the requirements of Form N-1A, please disclose these fees in the Fund’s fee table.

Response:              The disclosure has been revised to clarify that no fees associated with the Stellar network or the App will be borne by Fund shareholders.

4.              Comment:       The prospectus states that the minimum initial investment in the Fund for most accounts is $20.  Please disclose whether shareholders will be required to purchase any Stellar Lumens prior to opening and funding a Fund account.

Response:              Shareholders will not be required to purchase Stellar Lumens in order to open and fund a Fund account or transact in Fund shares.  The prospectus disclosure has been revised accordingly.

Prospectus – Fund Details – Use of Blockchain

5.              Comment:       On page 7 of the prospectus, the disclosure states: “Upon the creation of an account through the App, the Fund’s transfer agent will coordinate with an affiliate to create a blockchain wallet for each investor.”  Please explain supplementally whether this blockchain wallet will hold (or be permitted to hold) any types of digital assets other than Fund shares and Stellar Lumens?

Ms. Karen Rossotto U.S. Securities and Exchange Commission July 22, 2020 Page 3

Response:              The blockchain wallet will only be permitted to hold Fund shares and Stellar Lumens.  In the future, the blockchain wallet may permit the holding of additional assets, including other digital assets, but there is no intention to permit such holdings at this time.

6.              Comment:       On page 7 of the prospectus, the disclosure states that users of the Stellar network must pay transaction fees in order to validate a transaction.  Please explain supplementally whether the Fund or any Fund affiliate will receive compensation for validating transactions on the Stellar network or otherwise developing the Fund on the Stellar network.

Response:              Neither the Fund nor a Fund affiliate will receive compensation for validating transactions on the Stellar network or otherwise developing the Fund on the Stellar network.

7.              Comment:       On page 7 of the prospectus, the disclosure states that users of the Stellar network must pay transaction fees in order to validate a transaction.  The disclosure further states that these transaction fees with respect to the Fund will be the responsibility of the manager or its affiliates.  Will transaction fees be required in order to reinvest dividends?  If so, which party will be responsible for paying such fees?

Response:              The manager or its affiliates will be responsible for all fees related to transactions on the Stellar network, including fees in connection with the reinvestment of dividends.  For the avoidance of doubt, Fund shareholders will not pay any fees in connection with the Fund’s use of the Stellar network.

8.              Comment:       On page 7 of the prospectus, the disclosure describes risks applicable to complex information technology and communications systems such as blockchain networks.  Please include similar risk disclosure in the Fund’s “principal risks” summary section.

Response:              The Fund has revised the prospectus to include the requested disclosure in the “Use of Blockchain” disclosure in the summary section of the prospectus.

Ms. Karen Rossotto U.S. Securities and Exchange Commission July 22, 2020 Page 4

9.              Comment:       On page 7 of the prospectus, the disclosure notes that the Fund may not attract sizeable assets or achieve scale.  Please consider including similar risk disclosure in the Fund’s “principal risks” summary section.

Response:              The Fund has revised the prospectus to include the requested disclosure.

10.           Comment:       On page 7 of the prospectus, the disclosure states: “In the future, the ownership of the Fund’s shares may be maintained and recorded primarily on the Stellar network, although there is no guarantee that this will occur.” (emphasis added)  Please explain supplementally whether the Fund intends to maintain shareholder records on more than one blockchain or a blockchain other than the Stellar network.

Response:              The Fund has no present intention to record Fund shares on multiple blockchains or on any blockchain other than the Stellar network.  The referenced disclosure refers to the current dual-system in which the Fund records share ownership on the Stellar network as a secondary system.

11.           Comment:       On page 7 of the prospectus, the disclosure states that the Fund’s shares “may be available for purchase, sale or transfer from one shareholder to another shareholder . . . on the blockchain or in a secondary trading market (such as an electronic trading platform that is registered with the SEC as an alternative trading system (ATS)).”  Please consider disclosing that any such future secondary purchases, sales and transfers will be subject to then-existing regulations and regulatory interpretations.

Response:              The Fund has revised the prospectus to include the requested disclosure.

Prospectus – Your Account – Buying Shares

12.           Comment:       On page 11 of the prospectus, the disclosure states: “The Fund generally cannot invest money it receives from you until it is available to the Fund in federal funds, which may take up to two days. . . . If the Fund is able to make investments within one business day, it may accept your order with payment in other than federal funds.”  Please clarify what “payment in other than federal funds” means with respect to the Fund.

Ms. Karen Rossotto U.S. Securities and Exchange Commission July 22, 2020 Page 5

Response:              The Fund has revised the prospectus to include the requested disclosure.

Statement of Additional Information – Goals, Strategies and Risks

13.           Comment:       On page 14 of the Statement of Additional Information, the disclosure states: “[I]f there are data security breaches with respect to the transfer agent’s or its affiliated entity’s database(s) resulting in theft of the information necessary to link personal identity with the shares, the stolen information could be used to determine a shareholder’s identity and complete investing history in the Fund.”  Please consider including similar risk disclosure in the Fund’s “principal risks” summary section.

Response:               The Fund respectfully submits that this disclosure is already included in the fourth paragraph of the “Use of Blockchain” section in the Fund’s statutory prospectus (currently on Page 7).  Given that the use of blockchain as a secondary means to record share ownership is not a principal investment strategy of the Fund, the Fund believes the current placement of the disclosure is appropriate.

Please do not hesitate to contact me at (949) 442-6044 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Timothy A. Spangler

Timothy A. Spangler

Dechert LLP

cc:    Alison E. Baur, Deputy General Counsel, Franklin Templeton Investments

        Navid J. Tofigh, Associate General Counsel, Franklin Templeton Investments

        Brenden P. Carroll, Partner, Dechert LLP

        Andrew J. Schaffer, Associate, Dechert LLP